EAGLE BULK SHIPPING INC.
300 First Stamford Place, 5th Floor
Stamford, CT 06902

October 10, 2019

BY EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eagle Bulk Shipping Inc. Form S-3 (No. 333-233208)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Form S-3 Registration Statement that was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 9, 2019 (as amended) be accelerated so that it will be made effective at 10:00 a.m. New York City time on October 15, 2019 or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended.
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Keith J. Billotti of Seward & Kissel LLP, counsel to the undersigned registrant, at (212) 574-1274.
Yours faithfully,
Eagle Bulk Shipping Inc.

By:	/s/ Frank De Costanzo
Name:	Frank De Costanzo
Title:	Chief Financial Officer